UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2014

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File number 1-1000

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

SPARTON CORPORATION 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principle executive office:

SPARTON CORPORATION

425 N. Martingale — Suite 2050

Schaumburg, IL 60173-2213

Sparton Corporation 401(k) Plan

Financial Statements and Supplemental Schedule

Fiscal Years Ended June 30, 2014 and 2013

Sparton Corporation 401(k) Plan

Financial Statements and Supplemental Schedule

Fiscal Years Ended June 30, 2014 and 2013

Report of Independent Registered Public Accounting Firm

To the Members of the Investment Review Committee

Sparton Corporation 401(k) Plan

Schaumburg, Illinois

We have audited the accompanying statements of net assets available for benefits of the Sparton Corporation 401(k) Plan (the “Plan”) as of June 30, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2014 and 2013, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental Schedule of Assets (Held at End of Year) as of June 30, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

\s\ BDO USA, LLP

Grand Rapids, Michigan

December 18, 2014

Sparton Corporation 401(k) Plan

Financial Statements and Supplemental Schedule

Fiscal Years Ended June 30, 2014 and 2013

Statements of Net Assets Available for Benefits

	June 30, 2014	June 30, 2013
Investments, at fair value
Money market fund	$10,918	$5,645
Mutual funds	29,624,064	21,993,664
Common/collective trust	3,646,657	4,181,525
Company common stock	3,370,963	2,234,192

Total investments, at fair value	36,652,602	28,415,026
Cash	—	6
Notes receivable from participants	1,061,969	869,365

Net assets available for benefits	$37,714,571	$29,284,397

See accompanying notes to financial statements.

Sparton Corporation 401(k) Plan

Financial Statements and Supplemental Schedule

Fiscal Years Ended June 30, 2014 and 2013

Statements of Changes in Net Assets Available for Benefits

	For the Year Ended June 30,
	2014	2013
Additions
Investment income:
Dividend income from mutual funds	$802,143	$488,571
Net appreciation in fair value of investments	5,382,834	3,414,095

Net investment income	6,184,977	3,902,666
Interest income from notes receivable from participants	40,948	31,610
Contributions:
Participant	3,266,115	2,504,187
Employer	1,128,493	880,731
Rollovers	1,338,649	2,373,487

Total contributions	5,733,257	5,758,405

Total Additions	11,959,182	9,692,681

Deductions
Benefits paid directly to participants	3,454,893	3,679,564
Deemed distributions	35,812	42,097
Corrective distributions	24,013	685
Administrative expenses	14,290	13,272

Total Deductions	3,529,008	3,735,618

Net increase	8,430,174	5,957,063

Net Assets Available for Benefits, beginning of year	29,284,397	23,327,334

Net Assets Available for Benefits, end of year	$37,714,571	$29,284,397

See accompanying notes to financial statements.

Sparton Corporation 401(k) Plan

Financial Statements and Supplemental Schedule

Fiscal Years Ended June 30, 2014 and 2013

Notes to Financial Statements

1. Plan Description

The following description of Sparton Corporation 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan Agreement or Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan includes all eligible employees of Sparton Corporation and its wholly owned subsidiaries, Sparton Electronics Florida, Inc., Sparton Technology Inc., Spartronics, Inc., Sparton Medical Systems, Inc., Sparton Medical Systems Colorado, LLC, Sparton Onyx, LLC, Aydin Displays, Inc., Beckwood Services, Inc., and Aubrey Group, Inc. (referred to as the Company). The Plan is a defined contribution plan covering employees of the Company who have attained the age of 20 and have completed at least 30 days of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Acquisitions and Plan Mergers

Aydin Displays Inc. was purchased in August 2013, Beckwood Services Inc. was purchased in December 2013, and Aubrey Group, Inc. was purchased in March 2014. Employees of the acquired business Aydin Displays, Inc. were allowed to rollover previous 401(k) savings into the Plan and to otherwise participate in the Plan effective October 1, 2013. On July 1, 2014, the Beckwood Services 401(k) Plan was merged into the Plan and all Beckwood Services Plan assets of approximately $2.7 million were transferred into the Plan on that date. As a result of the merger, Beckwood Services 401(k) Plan participants were allowed to participate in the Plan, effective July 1, 2014. Employees of the acquired business Aubrey Group, Inc. will be allowed to rollover previous 401(k) savings into the Plan and to otherwise participate in the Plan effective January 1, 2015.

Contributions

Eligible employees may elect to contribute up to 100% of their compensation, subject to certain limitations. The Plan provides that the Company may contribute, on a discretionary basis, contributions in the form of matching contributions or non-elective contributions. During each of the years ended June 30, 2014 and 2013, the Company matched 50% of participants’ contributions up to 6% of their eligible compensation. There were no non-elective contributions made to the Plan during either of the years ended June 30, 2014 or 2013.

Participant Accounts

Each participant account is credited with the participant’s and the Company’s contributions, as well as an allocation of Plan earnings or losses. Investment earnings and losses are credited to each participant’s account on a daily basis based upon the performance of the funds in that participant’s account. Participants direct the investment of their accounts into various investment funds offered by the Plan. The Plan currently offers various mutual funds, a common/collective trust, and the Company’s common stock as investment options for participants. The benefit to which a participant is entitled is the vested benefit that can be provided from the participant’s account.

Diversification

Participants may invest both employee and employer contributions in any of the available investment options under the Plan, which includes the Company’s common stock.

Participant Loans

Participants may borrow up to the lesser of $50,000 or 50% of their vested account balance, excluding Company stock. The loans are secured by the balance in the participant’s account and bear interest rates that range from 4.25% to 9.25%, which rates represented the Prime Rate plus one percent at the time that they were originated. Loans must be repaid within five years with the exception of loans for a primary residence, which must be repaid within 15 years. Principal and interest are paid ratably through regular payroll deductions.

Sparton Corporation 401(k) Plan

Financial Statements and Supplemental Schedule

Fiscal Years Ended June 30, 2014 and 2013

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting on employer matching contributions and employer non-elective contributions made prior to January 1, 2011 is based upon years of credited service, becoming fully vested after five years of credited service. Employer matching contributions made after January 1, 2011 are immediately 100% vested. Employer non-elective contributions made after January 1, 2011 vest based upon years of credited service, becoming 100% vested after five years of credited service.

Payment of Benefits

In the event of normal, early, or disability retirement of a participant, termination of employment or in the event of death, the participant or beneficiary can elect to receive a lump sum payment equal to their vested account balance or, if the vested account balance exceeds $5,000, maintain their account in the Plan on a tax deferred basis. Under certain hardship conditions, a participant may be allowed to withdraw all or a portion of their contributions.

Forfeitures

Forfeitures consist of the non-vested portions of terminated participants’ accounts. If a participant was subsequently rehired prior to five one-year consecutive breaks in service, forfeitures may be reinstated to the participant’s account. Forfeitures are held by the Plan and become available immediately to pay administrative fees related to the Plan. Forfeitures used to pay Plan expenses were $0 and $272 for the plan years ended June 30, 2014 and 2013, respectively. The unused forfeiture balance amounted to $10,544 and $5,645 at June 30, 2014 and 2013, respectively.

Administrative Fees

The Company pays certain administrative costs of the Plan, that are not paid through forfeitures, associated with any professional services provided to the Plan, and the cost of communications to the participants. Administrative expenses recorded in the Plan represent trustee fees and record keeping fees paid directly from the Plan to the Plan’s trustee. Loan fees are deducted directly from the participants’ accounts.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of changes in net assets available for benefits.

Concentration of Investments

Included in investments at June 30, 2014 and 2013, are shares of the Company’s common stock with a fair value of $3,370,963 and $2,234,192, respectively. This investment represented approximately 9% and 8% of total investments at June 30, 2014 and 2013, respectively. A significant decline in the market value of the Company’s stock would significantly affect the net assets available for benefits.

Sparton Corporation 401(k) Plan

Financial Statements and Supplemental Schedule

Fiscal Years Ended June 30, 2014 and 2013

Investment Valuation and Income Recognition

Plan assets invested in mutual funds, money markets and Company common stock are stated at aggregate fair value based upon quoted market prices.

The Plan holds shares of a common/collective trust (“CCT”) that has investments in fully benefit-responsive investment contracts. CCTs with underlying investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement for that portion of the assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits present the Plan’s CCT investments at fair value at both June 30, 2014 and 2013. At June 30, 2014 and 2013, contract value of the Fund’s current CCT investment approximates fair value. The common/collective trust is valued at the NAV of the shares held by the Plan at year-end, which is provided by the trustee and is determined based on the fair value of the underlying investments, primarily guaranteed investment contracts (“GICs”), synthetic GICs and common collective trusts. Contract value is equal to principal balance plus accrued interest. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates for the CCT were 1.21% and 1.46%, respectively, for the year ended June 30, 2014, and the average yield and crediting interest rates for the CCT were 1.59% and 1.91%, respectively, for the year ended June 30, 2013. The Company does not believe that the occurrence of any event limiting the Plan’s ability to transact at contract value with participants is probable. Participant-directed redemptions from the Plan’s current CCT have no restrictions; however, the Plan is required to provide a one-year redemption notice to liquidate its entire share in the fund.

Purchases and sales of investments are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought or sold as well as held during the year.

Payment of Benefits

Benefits are recorded when paid.

Sparton Corporation 401(k) Plan

Financial Statements and Supplemental Schedule

Fiscal Years Ended June 30, 2014 and 2013

3. Fair Value Measurements

The Plan classifies its investments into Level 1, which refers to securities valued using quoted prices in active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refer to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following table sets forth, by level within the fair value hierarchy, a summary of the Plan’s investments measured at fair value on a recurring basis at June 30, 2014 and 2013:

	June 30, 2014
	Fair Value	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
Money market fund	$10,918	$10,918	$—	$—
Mutual funds:
International equity fund	1,619,283	1,619,283	—	—
Large-cap equity funds	4,730,323	4,730,323	—	—
Small/Mid-cap equity fund	4,375,180	4,375,180	—	—
Fixed income fund	931,653	931,653	—	—
Balanced fund	17,967,625	17,967,625	—	—
Common/collective trust	3,646,657	—	3,646,657	—
Company common stock	3,370,963	3,370,963	—	—

Total investments, at fair value	$36,652,602	$33,005,945	$3,646,657	$—

	June 30, 2013
	Fair Value	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
Money market fund	$5,645	$5,645	$—	$—
Mutual funds:
International equity fund	1,409,430	1,409,430	—	—
Large-cap equity funds	3,976,049	3,976,049	—	—
Small/Mid-cap equity funds	3,445,416	3,445,416	—	—
Fixed income fund	874,028	874,028	—	—
Balanced fund	12,288,741	12,288,741	—	—
Common/collective trust	4,181,525	—	4,181,525	—
Company common stock	2,234,192	2,234,192	—	—

Total investments, at fair value	$28,415,026	$24,233,501	$4,181,525	$—

Sparton Corporation 401(k) Plan

Financial Statements and Supplemental Schedule

Fiscal Years Ended June 30, 2014 and 2013

4. Investments

Investments representing five percent or more of net assets available for benefits are as follows:

	June 30, 2014	June 30, 2013
Common / collective trust
Federated Capital Preservation Fund IP	$3,646,657	$4,181,525
Mutual funds
Vanguard 500 Index Signal Fund	2,412,378	2,016,577
T. Rowe Price Retirement 2020 Fund	6,099,755	4,143,164
T. Rowe Price Retirement 2030 Fund	5,421,383	3,409,105
T. Rowe Price Retirement 2040 Fund	3,967,520	2,925,259
Common stock
Sparton Corporation Common Stock	3,370,963	2,234,192

The Plan’s investments (including investments purchased, sold and held during year) appreciated in fair value as determined by quoted market prices as follows:

	For the Year Ended June 30,
	2014	2013
Common/collective trust	$—	$66,511
Mutual funds	4,031,096	2,337,726
Company common stock	1,351,738	1,009,858

	$5,382,834	$3,414,095

5. Plan Termination

Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions at any time and to terminate or partially terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants become 100% vested in their Company contribution account.

6. Income Tax Status

The Internal Revenue Service has determined in a letter dated March 31, 2008 that the prototype plan document was in compliance with the applicable requirements of the Internal Revenue Code (IRC). The Plan document has been amended since receiving the determination letter, including amendments made to comply with recent law changes. However, the Plan Administrator and trustee believe that the Plan is designed, and is currently being operated, in compliance with the applicable provisions of the IRC.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of June 30, 2014 there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there currently are no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2010.

7. Related Party Transactions

The Plan invests in certain investments managed by SunTrust Bank, the trustee, and as such, these investments are considered party-in-interest transactions. Fees paid to SunTrust totaled $14,290 and $13,272 for the years ended June 30, 2014 and 2013, respectively.

Sparton Corporation 401(k) Plan

Financial Statements and Supplemental Schedule

Fiscal Years Ended June 30, 2014 and 2013

Schedule H, Line 4i -Schedule of Assets (Held at End of Year)

EIN: 38-1054690
June 30, 2014	Plan Number: 002

(a)	Identity of Issuer, Borrower, Lessor or Similar Party (b)	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (c)		Cost (d)		Current Value (e)
	Money market fund
	Federated Prime Obligations Fund	10,918	shares	*	*	$10,918
	Common/collective trust
	Federated Capital Preservation Fund IP	364,666	shares	*	*	3,646,657
	Mutual funds
	MFS International Diversification Fund	95,084	shares	*	*	1,619,283
	Goldman Sachs Large Cap Value Fund	66,712	shares	*	*	1,209,480
	MFS Massachusetts Investors Growth Stock Fund	46,751	shares	*	*	1.108,465
	Vanguard 500 Index Signal Fund	16,150	shares	*	*	2,412,378
	Dreyfus Small Cap Stock Index Fund	27,831	shares	*	*	849,416
	Goldman Sachs Growth Opportunities Fund	7,522	shares	*	*	220,171
	Janus Triton Fund	23,349	shares	*	*	560,142
	Dreyfus Opportunistic Midcap Value Fund	26,215	shares	*	*	1,115,973
	Perkins Small Cap Value Fund	6,459	shares	*	*	173,614
	T. Rowe Price Mid-Cap Value Fund	44,934	shares	*	*	1,455,864
	MFS Research Bond Fund	44,952	shares	*	*	493,575
*	RidgeWorth Total Return Bond Fund	41,328	shares	*	*	438,078
	T. Rowe Price Retirement 2010 Fund	95,033	shares	*	*	1,761,911
	T. Rowe Price Retirement 2020 Fund	287,453	shares	*	*	6,099,755
	T. Rowe Price Retirement 2030 Fund	229,914	shares	*	*	5,421,383
	T. Rowe Price Retirement 2040 Fund	162,138	shares	*	*	3,967,520
	T. Rowe Price Retirement 2050 Fund	52,570	shares	*	*	717,056

	Total mutual funds					29,624,064
*	Sparton Corporation common stock	121,520	shares	*	*	3,370,963
*	Notes receivable from participants	Interest rates (4.25% to 9.25%) with various maturity dates				1,061,969

						$37,714,571

*	A party-in-interest as defined by ERISA
**	The cost of participant-directed investments is not required to be disclosed

Sparton Corporation 401(k) Plan

Financial Statements and Supplemental Schedule

Fiscal Years Ended June 30, 2014 and 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Investment Review Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SPARTON CORPORATION 401(k) PLAN

/s/ Donald W. Pearson

Donald W. Pearson, Senior Vice President and Chief Financial Officer, on behalf of the Investment Review Committee, the Plan’s Named Administrator and Fiduciary

December 18, 2014

Sparton Corporation 401(k) Plan

Financial Statements and Supplemental Schedule

Fiscal Years Ended June 30, 2014 and 2013

Consent of Independent Registered Public Accounting Firm

Sparton Corporation 401(k) Plan

Schaumburg, Illinois

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (333-156388) of Sparton Corporation of our report dated December 18, 2014, relating to the financial statements and supplemental schedule of Sparton Corporation 401(k) Plan which appear in this Form 11-K for the year ended June 30, 2014.

\s\ BDO USA, LLP

Grand Rapids, Michigan

December 18, 2014